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                                                                   EXHIBIT 12(b)

                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges
                    and preferred stock dividend requirements


                                                            2001                2000
                                                        ----------------------------
                                                        (In thousands, except ratio)
Net income                                               $      3,878    $     3,898

Fixed charges:
         Advisory fees                                            125            125

Total fixed charges                                               125            125

Earnings before fixed charges                                   4,003          4,023

Fixed charges, as above                                           125            125

Preferred stock dividend requirements                           2,723          2,723

Fixed charges including preferred
         stock dividends                                 $      2,848    $     2,848

Ratio of earnings to fixed charges and
         preferred stock dividend requirements                   1.41           1.41